January 29, 2015

VIA EDGAR AND ELECTRONIC DELIVERY

Anu Dubey, Esq.

Division of Investment Management, Examiner

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Gladstone Capital Corporation – Universal Shelf Registration Statement on Form N-2, File No. 333-185191

Dear Ms. Dubey:

The undersigned registrant hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement to be declared effective on January 30, 2015 or as soon thereafter as practicable.

Very truly yours,

GLADSTONE CAPITAL CORPORATION

By:	/s/ Melissa Morrison
Melissa Morrison Chief Financial Officer

cc:	Lori B. Morgan, Esq.